Exhibit 99.3

PEAK GOLD LTD. (Formerly GPJ Ventures Ltd.)

Management’s Discussion and Analysis

For the Thirteen month period ended December 31, 2007

This Management’s Discussion and Analysis should be read in conjunction with Peak Gold’s audited consolidated financial statements for the thirteen months ended December 31, 2007 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward looking statements. All figures are in United States dollars, tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 19, 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company completed the acquisition of Amapari and Peak Mines for consideration of 155 million shares with a value of $100 million and $200 million in cash. The results of operations of the acquired mines are included in the consolidated financial statements of the Company from the date of acquisition for Amapari and Peak Mines, which is April 3, 2007, and April 27, 2007, respectively.

2007 Financial/Operational Highlights

•	Net Earnings were $14.6 million, after charges of $ 6.2 million in stock-based compensation.

•	Gold production of 149,830 ounces

•	Gold sales of 155,351 ounces

•	Total cash costs were $349 per ounce (net of by-product sales) (1)

•	Earnings from operations for Peak Mines was $25.8 million. Loss from operations for Amapari was $0.3 million

•	Consolidated operating cash flows of $26.6 million

•	Cash and cash equivalents at December 31, 2007 totaled $149.9 million (November 30, 2006 - $0.3 million)

•	Short term investments of $32.4 million at December 31, 2007 (November 30, 2006 -$nil)

•	No investments in asset backed commercial paper (ABCP)

•

Completion of Private Placement of Special Warrants for net proceeds of $104.2 million. On February 28, 2008, the Special Warrants were converted into 147,723,334 common shares of the Company and 73,861,667 common share purchase warrants.

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Peak Gold Management Discussion and Analysis	1

Overview

Peak Gold Ltd. is a new intermediate gold producer with two operating assets: Amapari mine in Brazil and Peak Mines in Australia.

The Company was originally incorporated as Imperial PlasTech Inc. under the Ontario Business Corporation Act. On November 13, 2006 the Company continued into British Columbia under the B.C. Corporation’s Act and changed its name to GPJ Ventures Ltd.

On February 22, 2005, the Company announced that the Court had appointed an Interim Receiver for the Company and on March 1, 2005 the Receiver assigned the Company into bankruptcy and a trustee (the “Trustee”) was appointed.

The Company completed a Proposal to Creditors under the Bankruptcy and Insolvency Act (Canada) and it was approved by the creditors of the Company on February 17, 2006 and by the Ontario Superior Court of Justice on March 8, 2006. As a result, the bankruptcy of the Company was annulled effective April 13, 2006, resulting in the Company emerging from bankruptcy. In conjunction with the emergence, a new board of directors was appointed.

On April 3, 2007 the Company completed an agreement to purchase two producing mines from Goldcorp Inc. (see “Gold Mine Acquisitions” below) and changed its name to Peak Gold Ltd.

The Company changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007. This change was implemented to coincide with the year ends of the mines acquired.

Effective April 1, 2007, the Company changed its functional currency from the Canadian dollar (“Cdn$”) to the U.S. dollar (‘US$”) due to the acquisition of the Amapari and Peak Mines. The Company also adopted the US$ as its reporting currency.

Business Combination

On February 15, 2007, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire Goldcorp’s Amapari mine in Brazil and Peak Mines in Australia. The Company completed the acquisition of Amapari and Peak Mines on April 3, 2007 and April 27, 2007, respectively. In consideration for the acquisition of Amapari and Peak Mines, the Company issued to Goldcorp 155 million common shares with a value of $100 million and paid $200 million in cash.

The business combination has been accounted for as a purchase transaction, with the Company the acquirer and Amapari and Peak Mines the acquiree. The results of the operations of the acquired assets are included in the consolidated financial statements of the Company from the date of acquisition for Amapari and Peak Mines, which is April 3, 2007 and April 27, 2007 respectively.

The purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition and all applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with the accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issues Committee Abstract 152). An independent valuation of the assets acquired was completed in the latter part of 2007, supporting management’s allocation of the purchase consideration, and resulted in an adjustment to the preliminary allocation of the purchase consideration.

Peak Gold Management Discussion and Analysis	2

In order to finance the acquisition and to provide working capital, the Company completed a financing of 435 million subscription receipts at a price of CDN $0.75 per subscription receipt for gross proceeds of CDN $326 million, on April 3, 2007. The subscription receipts were immediately converted into units of the Company with each unit consisting of one common share of the Company and one half of one common share purchase warrant, with each whole purchase warrant entitling the holder to purchase an additional common share of the Company at a price of CDN $1.50 per share until April 3, 2012.

Coinciding with the acquisition, the Company granted directors, officers, employees and consultants of the Company 20,350,000 stock options, exercisable into common shares of the Company at CDN $0.93 per share with a life of five years. Additionally, the Company paid a transaction success fee of 5 million common shares of the Company to Endeavour Financial (“Endeavour”), a company of which a former officer is a director of the Company.

Peak Gold Management Discussion and Analysis	3

Summarized Annual Financial Results

(US dollars in thousands)

	2007 (1) (3)	2006
Revenues	$131,084	$	nil
Gold produced (ounces)	149,830		—
Gold sold (ounces)	155,351		—
Average realized gold price (per ounce)	$721		—
Depreciation and depletion	$18,973		—
Corporate administration	$13,295		$(254)
Earnings (loss) from operations	$14,110		$(254)
Interest and other income	$4,113		$7
Net earnings (loss)	$14,613		$(247)
Earnings (loss) per share	$0.03		$0.09
Cash flow from (to) operating activities	$26,620		$(320)
Total cash costs (per gold ounce) (2)	$349		—
Cash and cash equivalents	$149,924		$328
Short term investments	$32,440	$	nil
Total assets	$572,398		$342

(1)	Includes operating results of Amapari and Peak Mines from April 3, 2007 and April 27, 2007 respectively, to December 31, 2007.
(2)

The calculation of total cash costs per ounce of gold for Peak Mines is net of by-product copper sales revenue. Total cash costs are a non-GAAP measure. See page 1 of this Management Discussion and Analysis.

(3)	The Company changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007.

Overview of the financial results

Prior to the acquisition of Amapari and Peak Mines, the Company did not generate revenues from operations and the Company had minimal transactions. The acquisition resulted in a substantial increase in revenues, cash flows and assets.

Net earnings for the thirteen months ended December 31, 2007 were $14.6 million. Operating cash flows were $26.6 million. Gold production for the year was 149,830 ounces and copper production was 5,426,000 pounds for 2007. Cash costs were $349 per ounce in 2007.

Peak Gold Management Discussion and Analysis	4

Quarterly Financial Information

(US dollars in thousands)

	2007 (1)
	Q1 (3)		Q2		Q3		Q4	Total
Revenues		—		$39,442		$44,663	$46,979	$131,084
Gold (ounces)
- Produced		—		42,500		53,900	53,430	149,830
- Sold		—		48,000		55,000	52,351	155,351
Average realized gold price (per ounce)		—		$662		$697	$793	$721
Earnings (loss) from operations		$(67)		$(1,525)		$2,612	$13,090	$14,110
Net earnings		$(67)		$(1,289)		$1,180	$14,789	$14,613
Earnings per share
- Basic	$	nil	$	nil	$	nil	$0.02	$0.03
- Diluted	$	nil	$	nil	$	nil	$0.02	$0.02
Cash flow from operations		$(3)		$5,856		$7,823	$12,944	$26,620
Total cash costs (per gold ounce) (2)	$	nil		$343		$303	$398	$349

	2006 (4)
	Q1		Q2		Q3		Q4	Total
Revenues		—		—		—	—	—
Gold (ounces)
- Produced		—		—		—	—	—
- Sold		—		—		—	—	—
Average realized gold price (per ounce)		—		—		—	—	—
Earnings (loss) from operations	$	nil		$(123)		$(162)	$38	$(247)
Net (loss) earnings	$	nil		$(123)		$10,027	$38	$9,942
Earnings per share
- Basic	$	nil	$	nil		$0.10	$0.00	$0.09
- Diluted	$	nil	$	nil		$0.10	$0.00	$0.08
Cash flow from operations	$	nil	$	nil		$(206)	$(114)	$(320)
Total cash costs (per gold ounce) (2)	$	nil	$	nil	$	nil	$ nil	$ nil

(1)	Includes operating results of Amapari and Peak Mines from April 3, 2007 and April 27, 2007 respectively, to December 31, 2007.
(2)	The calculation of total cash costs per ounce of gold for Peak Mines is net of by-product copper sales revenue.
(3)

The Company changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007. As a result, the quarter ended March 31, 2007 is a four month period.

(4)

In April 2006, the Company emerged from bankruptcy (refer to “background” above). The Company has only presented financial information for the period of February 28, 2006 to September 30, 2007 as transactions prior to the Company’s emergence from bankruptcy are not deemed significant.

Review of Quarterly Financial Results

Prior to the acquisition of Amapari and Peak Mines, the Company did not generate revenues from operations and the Company had minimal transactions. The acquisition resulted in a substantial increase in revenues, cash flows and assets. Due to the limited activity of the Company prior to the acquisition of the mines, the Company has not prepared an analysis based on comparatives from prior quarters as it would not provide meaningful insight into current operations.

Net earnings for the fourth quarter of 2007 were $14.8 million. Operating cash flows were $12.9 million. In the fourth quarter, the Company finalized the purchase price allocation of the assets and liabilities acquired in the Acquisition. The results of the fourth quarter include adjustments made upon completion of the allocation of the purchase consideration of Amapari and Peak Mines. Gold production for the quarter was 53,430 ounces and copper production was 1,746,000 pounds for the quarter-ended December 31, 2007.

Peak Gold Management Discussion and Analysis	5

Operation Review

Amapari, Brazil

(US dollars in thousands)

Operating Data	Q2	Q3	Q4	Total 2007(1)	Total 2007(1)	Total 2006 (1)
Tonnes of ore mined	621,900	754,200	846,200	2,222,300	2,864,300	2,012,400
Tonnes of waste removed	1,494,600	2,272,500	2,193,600	5,960,700	8,441,700	12,621,500
Ratio of waste to ore	2.4	3.0	2.6	2.7	3.0	6.3
Tonnes of ore processed(3)	461,400	519,400	529,800	1,510,600	2,004,600	1,579,200
Average mill head grade (grams/tonne)	2.49	2.41	2.41	2.43	2.47	2.19
Average recovery rate (%)(2)	68%	62%	62%	64%	67%	64%
Gold (ounces)
- Produced(4)	22,700	22,200	24,400	69,300	96,400	84,200
- Sold	23,200	22,200	22,600	68,000	96,100	85,500
Average realized gold price (per ounce)	$666	$684	$785	$711	$694	$604
Total cash costs (per ounce) (Non-GAAP measure)	$539	$491	$583	$539	$515	$524

Financial Data
Revenues	$15,470	$15,190	$17,710	$48,370	$66,688	$51.7
Loss from operations	$(2,512)	$(1,560)	$3,751	$(321)	$(1,021)	$(189,600	)(4)

(1)

Results from Amapari Mine are only included in Peak Gold’s financial results for the period subsequent to April 3, 2007, the date of acquisition. The full year 2007 date and prior year results are shown for information purposes only.

(2)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.
(3)	Tonnes of ore processed for the period do not necessarily correlate to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(4)

Loss from operations includes a $174.7 million impairment charge by Goldcorp against its investment in Amapari as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulphide mineralization previously included.

Amapari produced 69,300 ounces of gold and sold 68,000 ounces of gold in 2007. Gold production increased from 22,200 in Q3 2007 to 24,400 in Q4 2007.

Cash costs in 2007 were adversely affected by the strengthening of the Brazilian currency (real) related to the U.S. dollar. The Brazilian currency strengthened by approximately 14% from the date of acquisition.

The Company continues to study the viability of alternative processes to improve the efficiency and costs of its mining operations at Amapari as follows:

The Company is examining the viability of installing a washing and carbon in leach (CIL) plant with a view to improving recoveries of the oxide ores. Preliminary metallurgical tests for this plant showed encouraging improvements in gold recoveries.

The Company is also examining the viability of processing the sulphide ores through milling and CIL.

The Company is continuing with its cost reduction program in areas of material supply, purchasing, transportation and manpower.

Peak Gold Management Discussion and Analysis	6

Peak Mines, Australia

(US dollars in thousands)

Operating Data	Q2	Q3	Q4	Total 2007(2)	Total 2007(3)	Total 2006 (2)
Tonnes of ore milled	132,241	182,835	188,933	504,009	709,230	702,800
Average mill head grade
- Gold (grams/tonne)	5.29	6.21	5.55	5.72	5.87	6.08
- Copper (%)	0.78%	0.65%	0.59%	0.66%	0.65%	0.58%
Average recovery rate
- Gold (%)	88%	87%	86%	87%	88%	90%
- Copper (%)	77%	74%	70%	74%	73%	74%
Produced
- Gold (ounces)	19,800	31,703	29,030	80,533	116,488	122,600
- Copper (thousands of pounds)	1,748	1,932	1,746	5,426	7,490	6,591
Sold
- Gold (ounces)	24,800	32,800	29,751	87,351	118,298	114,500
- Copper (thousands of pounds)	2,776	1,908	2,469	7,153	7,153	5,619
Average realized price
- Gold (per ounce)	$672	$707	$799	$729	$694	$585
- Copper (per ounce)	$3.19	$3.47	$2.99	$3.64	$3.29	$3.10
Total Cash Cost per gold ounce(1)	$160	$176	$258	$199	$243	$215

Financial Data
Revenues	$23,970	$29,467	$29,278	$82,715	$101.218	$79,700
Earnings from operations	$5,876	$6,494	$13,416	$25,786	$32,711	$21,400

(1)

The calculation of total cash costs per ounce of gold is net of by-product sales revenue. If the copper sales were treated as a co-product, average total cash costs at Peak Mines for the period would be $347 per ounce of gold sold

(2)

Peak Mines operations are included in Peak Gold’s operating results for the period subsequent to April 27, 2007, the date of the acquisition. Full year 2007 data and prior year information is presented for information purposes only

(3)

This column shows the 2007 full year data for comparative purposes only. Peak Mine’s operations are included in Peak Gold’s financial results for the period subsequent to April 27, 2007, the date of acquisition

Peak Mines produced 29,030 ounces of gold and 1,746,000 pounds of copper during the fourth quarter of 2007. Mill throughput of 188,933 tonnes for the fourth quarter of 2007 is an operational record and reflects consistent underground production and increased milling capacity. Total cash costs for the quarter were $258 per ounce sold and have been impacted by a lower copper prices and a strengthening Australian dollar against the U.S. dollar.

The Peak mine produced 80,533 ounces of gold and 5,426,000 pounds of copper during the period. Mill throughput of 504,009 tonnes reflects an increase in capacity throughout the period. Operating costs have been reasonably consistent throughout the period with cost control remaining a key focus for management. The strengthening of the Australian dollar throughout the period has negatively impacted total cash costs per ounce sold. The A$, as compared to the US$, strengthened by 7% from the date of acquisition.

In December 2007 Peak Gold Mines completed development of the surface decline connection to the underground workings at Peak.

Peak Gold Management Discussion and Analysis	7

Review of Financial Results:

Depreciation and depletion, which relates to mining activities, was $19.0 million for the year. Depreciation and depletion was $9.1 million for Amapari and $9.8 million for Peak Mines.

Corporate administration was $13.3 million for the thirteen month period ended December 31, 2007. The most significant expense included in corporate administration is non-cash stock-based compensation expense of $6.2 million.

A total of $4.0 million was spent in exploration for Amapari and Peak Mines during the period from acquisition.

During the thirteen month period, the Company earned $4.1 million in interest income of which the majority was earned on funds received from the private placement in April of net cash proceeds of CDN $309.9 million (US $267.4 million) and funds received from an additional private placement in November for net cash proceeds of CDN $103.2 million (US$104.2 million).

The Company incurred $2.9 million of foreign exchange losses mainly due to the revaluation of future income tax liabilities.

Income and mining taxes for the thirteen month period ended December 31, 2007 totaled $0.3 million.

Non-GAAP Measure – Total Cash Cost per Gold Ounce Calculation

The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(Amounts in thousands of dollars)	2007 (1)
Operating Expenses per financial statements	$80,723
Treatment and refining charges on concentrate sales	$5,480
By-product copper sales	$(24,558)
Non-cash adjustments	$(7,418)

Total cash costs	$54,227

Ounces of gold sold	155,351

Total cash costs per ounce of gold	$349

(1)	Prior to the acquisition of Amapari and Peak Mines, the Company did not incur cash costs and therefore no comparatives from prior periods have been presented.

Peak Gold Management Discussion and Analysis	8

Liquidity and Capital Resources

The Company has over $182 million in its treasury which is invested in highly liquid financial instruments. The Company does not have any cash invested in asset backed commercial paper.

As of December 31, 2007, the Company held cash and cash equivalents of $149.9 million (November 30, 2006 - $0. 3 million) and working capital of $214.1 million (November 30, 2006 - $0.3 million). The substantial increase in cash can be attributed to net cash proceeds of $371.5 million received for private placements in April and November, proceeds of $1.5 million received on the exercise of warrants and stock options, and cash provided from operating activities of $26.6 million. The increase in cash was partially offset by the cash payment (net of cash received) of $190.6 million for Amapari and Peak Mines and spending on mineral interests of $27.1 million.

In the opinion of management, the working capital at December 31, 2007, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During the thirteen month period ended December 31, 2007, the Company generated operating cash flows of $26.6 million. Approximately $4.0 million and $22.4 million were generated from operations at the Amapari and Peak Mines, respectively.

During the thirteen month period ended December 31, 2007, the Company invested a total of $27.1 million in mining interests, including $6.1 million at Amapari and $20.3 million at Peak.

As of March 19, 2008, there were 874,014,730 common shares of the Company outstanding. The Company had 26,588,000 stock options outstanding under its share option plan. In addition, the Company had 291,361,667 share purchase warrants outstanding (exchangeable for 291,361,667 common shares).

Peak Gold Management Discussion and Analysis	9

Commitments

Commitments exist for expenditures for mining interests of approximately $2.1 million.

Related Party Transactions

During the thirteen month period ended December 31, 2007, the Company paid Endeavour $0.1 million in advisory fees and rent. As of December 31, 2007, deferred acquisition costs include $0.1 million paid in consulting fees paid and approximately $3.2 million relating to shares issued to Endeavour as part of a transaction success fee.

During the thirteen month period ended December 31, 2007, the Company paid Goldcorp $0.1 million in management fees. As of December 31, 2007, accounts receivable includes approximately $0.6 million owing from Goldcorp Inc.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Risks and uncertainties

Readers of this Management Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s interim consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, currency fluctuations, government regulations, foreign operations, environmental, ability to obtain additional financing, risks relating to recent acquisitions, and dependence on management.

Metals Prices

Gold and copper prices have a direct impact on the Company’s profitability. Metal prices are affected by a variety of factors including interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metal producing countries through out the world.

Currency Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold and copper are sold in US dollars and the Company’s costs are incurred principally in Canadian dollars, Australian dollars, and Brazilian reals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold and copper production and capital expenditure in US dollar terms.

The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. In addition, as of December 31, 2007, the Company recorded $25.9 million of future income tax liabilities on mineral interests, which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income in the period.

The Company has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In 2007, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the foreign currency against the US dollar.

Peak Gold Management Discussion and Analysis	10

Government Regulations

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Foreign Operations

The Company’s operations are currently conducted in Brazil and Australia, and as such the Company’s operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; exploration and fluctuations in currency and exchange rates; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations, and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Peak Gold Management Discussion and Analysis	11

Additional Financing

The mining, processing, development, and exploration of our projects may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable.

Risk Relating to Recent Acquisitions

The Company recently completed the acquisition of the Peak mine and Amapari mine. There can be no assurances that the benefits anticipated from these acquisitions will be realized.

Dependence on Management

The Company strongly depends on the business and technical expertise of its management team and there is little possibility that this dependence will decrease in the near term.

Adoption and Change in Accounting Policies

During the period, the Company adopted various accounting policies upon completion of the acquisition of the Amapari mine and Peak mine. These accounting policies have been disclosed in Note 2 to the consolidated audited financial statements.

Accounting Policies implemented effective December 1, 2006

Effective December 1, 2006, the Company adopted the new accounting standards, 1530, Comprehensive Income, 3251, Equity, 3855, Financial Instruments - Recognition and Measurement (“Section 3855”), 3861, Financial Instruments – Disclosure and Presentation, and 3865, Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income, and establish the standards for hedge accounting.

Under Section 3855, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of operations and deficit.

Upon adoption of Section 3855, the Company has designated its cash and short-term investments as held-for-trading, which is measured at fair value. Prepaids and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Peak Gold Management Discussion and Analysis	12

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with Section 1530, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet. The components of this new category may include unrealized gains and losses on financial assets classified as available-for-sale, exchange gains and losses arising from the translation of financial statements of a self-sustaining foreign operation and the effective portion of the changes in fair value of cash flow hedging instruments.

These accounting policies were adopted retrospective without restatement.

In March 2006, the Emerging Issues Committee issued Abstract 160, Stripping Costs Incurred in the Production Phase of a Mining Operation (“EIC-160”). EIC-160 discusses the treatment of costs associated with the activity of removing overburden and other mine waste minerals in the production phase of a mining operation and concludes that such stripping costs should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or a betterment to the mineral property, depending on the benefit received. The implementation of EIC-160, effective December 1, 2006, did not have a material effect on the Company’s consolidated financial position and results of operations.

Accounting Policies to be implemented effective January 1, 2008

Two new Handbook sections, 3862, Financial Instruments – Disclosure, and 3863, Financial Instruments – Presentation, will replace Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements in the existing section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.

Section 1535, Capital Disclosure, establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, as well as quantitative information about capital.

Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Accounting Policies to be implemented effective January 1, 2009

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

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Critical Accounting Policies and Estimates

Inventories

Finished goods, work-in-progress, heap leach ore and stockpile ore are valued at the lower of average production costs or net realizable value.

The Company records the cost of mining ore stacked in its leach pads and in process at one of its mines as work-in-progress inventory, and values work-in progress inventory at lower of cost ore at estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold priced expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earning and working capital.

Mineral Properties

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves price to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors that may indicate a need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earning and net assets.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with exiting reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is

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incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related asserts using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and set up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Purchase Accounting for Amapari and Peak Mines

The Company accounted for the acquisition of the Peak mine and Amapari mine as a purchase business combination. The cost of the acquisition is allocated to the assets acquired and liabilities assumed based on the fair value at the date of acquisition. The estimation of fair value for mining interests takes into account expected future cash flows associated with the life of mine plans. This allocation is not yet complete due to inherent complexities in the valuation process and revisions that may impact earnings prospectively in the future may be required.

Stock based compensation

CICA Handbook section 3870 Stock-based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations, and therefore, in the normal course of business is inherently exposed to currency, interest rate and commodity price fluctuations.

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Subsequent Events and proposed transactions

On February 27, 2008, the Company granted 5,092,000 stock options to employees. These options have an exercise price of Cdn$0.63, vest over three years and have a contractual life of five years from date of grant.

On February 28, 2008, the 147,723,334 Special Warrants outstanding at December 31, 2007 were converted into 147,723,334 common shares of the Company and 73,861,667 common share purchase warrants.

OUTLOOK

The Company expects to produce approximately 210,000 to 220,000 ounces of gold at an average cash cost of $345 to $365 per ounce for the 2008.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’ interim filings (as such term is defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ annual and interim filings is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company has not yet completed its evaluation over the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the seven month period ended September 30, 2007 for the Amapari and Peak operations recently acquired. However, the Company does not anticipate any significant deficiencies in the design of these controls. The Company has completed its evaluation over the design of its internal controls and procedures over financial reporting at the corporate level. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Limitations on Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further a design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within

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the Company have been prevented and detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any systems controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward- looking statements”, within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts” ,”intends” ,” anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant; equipment or processes to operate as anticipated; accidents; labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk and uncertainties” included in this document and the section entitled “Risk Factors” in the Company’s Annual Information Form dated December 18,2007 and revised on February 25, 2008 and available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate. As actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking that are incorporated by reference herein, except in accordance with applicable securities laws.

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